PROXY MEMORANDUM

To:        Gilead Sciences, Inc. Shareholders

Subject: Shareholder proposal on an Independent Chair

Date:      March 25, 2020

Contact: Katie McCloskey, Director Social Responsibility, United Church Funds, katie.mccloskey@ucfunds.org

Vote FOR Proposal #4 to Require an Independent Chair at
Gilead Sciences, Inc. (NASDAQ: GILD) Meeting Date: May 6, 2020

We urge you to vote FOR Proposal #4 asking the board to require an independent director as chair of Gilead Sciences, Inc. (GILD) (“Gilead”) at the May 6, 2020 Annual Meeting. This proposal is not intended as a referendum on Daniel O’Day’s leadership as CEO or fitness as a director, but solely on his continued service as chair. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated -- to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss and clarifies where the authority of the CEO ends and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks. In light of potentially material legal, regulatory, financial and reputational risks, as well as controversies and legal challenges facing the company (as described in more detail below), we are concerned that the board is not providing the necessary oversight of the company’s culture, strategy, and risk management. . Adopting best governance practices, including an independent board chair, would help strengthen that oversight.

We believe that independent board leadership would be especially useful at Gilead, given the business risks related to its drugs to treat Human Immunodeficiency Virus (“HIV”). The high price of HIV drug Truvada has generated controversy, spurred calls to weaken or invalidate patents involving the drug, and focused attention on alleged anti-competitive practices designed to preserve Gilead’s monopoly. Outside the U.S., where generic Truvada is available, a one-month supply costs less than $6, but the U.S. cost averages over $1,600.i

Truvada is used for pre-exposure prophylaxis (PrEP), in which patients at high risk of contracting HIV take medication daily to prevent infection. Citing Truvada’s high price and the major role the federal government played in developing PrEP, advocates pressed the federal government to use patent remedies to make PrEP less expensive—accusing Gilead of “price-gouging”—and more widely available.ii Late last year, the federal government sued Gilead for infringing government patents related to PrEP, and the Patent Trial and Appeals Board recently dismissed a separate review Gilead had sought regarding PrEP patents.iii

Gilead has been dogged by allegations that it declined to pursue candidates for new, safer HIV drugs in order to generate more profits from older drugs like Truvada while they still enjoyed patent exclusivity. HIV patients who asserted that they suffered unnecessary side effects, including kidney and bone problems, as a result of the delay have filed suit in federal court, and similar cases brought by patients have been filed in state courts.iv

2

Gilead is also responding to subpoenas and requests for information concerning its sales and marketing practices for its HIV and Hepatitis C drugs from the U.S. Attorney Offices for the District of Massachusetts, the Eastern District of Pennsylvania and the Southern District of New York; the California Department of Insurance; and the Alameda County District Attorney’s Office.v Class action lawsuits have been filed against Gilead in federal court on behalf of end-payor purchasers, alleging anti-competitive practices involving the company’s HIV drugs, in violation of federal and state antitrust laws and state consumer protection laws.vi

These legal challenges and investigations have generated substantial media attention, which raise concerns about reputational and financial harm to the company and its shareholders.vii In light of these concerns, Gilead’s board should promote rigorous oversight by adopting best practice governance policies, including an independent board chair. More U.S. companies are separating the chair and CEO positions, those combining the positions reached a decade low of 45.6% in 2018.viii As boards separate these positions, they are increasingly moving towards requiring that the chair be an independent director. According to the 2019 U.S. Spencer Stuart Board Index, the number of S&P 500 companies with independent board chairs has more than doubled over the past decade, to now include one-third of the companies.ix Among the 18 Biotechnology/Pharmaceutical companies listed in the Spencer Stuart report, seven have independent chairs, including Biogen Idec, Regeneron Pharmaceuticals, Perrigo Company and Nektar Therapeutics.x

In our view, a combined chair/CEO diminishes the quality of board discussions. According to PwC’s 2019 Annual Corporate Directors Survey, 57% of over 700 public company directors surveyed indicated that it was more difficult for dissent to be voiced on one or more issues in the boardroom when there was a combined chair/CEO.xi In a recent Harvard Business Review article, Joseph Mandato and William Devine argued in favor of separating the chair and CEO roles, citing findings from interviews they conducted with CEOs, board chairs, investors and founders. They argued that separation “can strengthen the quality of the questions the corporation asks itself,” which improves risk management.xii

Gilead also notes the historical lack of a majority vote for this proposal as a reason not to implement it. The average vote for the past six times that the proposal appeared in Gilead’s proxy statement was over 38 percent, which is significantly higher than the proposal’s average vote at S&P 1500 companies during this same period.xiii This suggests that Gilead’s investors have a greater than average concern about the absence of an independent chair at the company, particularly given the material risk and governance concerns noted above.

Vote FOR Proposal #4 to require an independent chair at Gilead.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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i James Krellenstein et al., “Why Don’t More Americans Use PrEP?”, The New York Times, July 16, 2018

ii See https://www.nbcnews.com/feature/nbc-out/breakthepatent-how-hiv-activists-are-going-after-gilead-s-prep-n892891; James Krellenstein et al., “Why Don’t More Americans Use PrEP?”, The New York Times, July 16, 2018.

iii See https://www.hhs.gov/about/news/2019/11/06/us-files-patent-infringement-lawsuit-against-gilead-pre-exposure-prophylaxis-hiv.html; https://www.statnews.com/pharmalot/2020/02/05/gilead-hiv-patents-truvada-cdc/

iv See, e.g., Christopher Rowland, “Gilead is accused of cutting anti-competitive deals to extend profit on HIV drug combinations”, The Washington Post, May 14, 2019, available at https://www.washingtonpost.com/business/economy/gilead-is-accused-of-cutting-anti-competitive-deals-to-extend-profit-on-hiv-drug-cocktails/2019/05/14/94e79c56-75ad-11e9-bd25-c989555e7766_story.html; Eric Sagonowsky, “Gilead tries—and fails—to dodge lawsuit claiming it delayed safer HIV meds”, FiercePharma, May 14, 2019, available at https://www.fiercepharma.com/pharma/gilead-fails-to-convince-judge-to-toss-hiv-drug-case; and Arlene Weintraub, “U.S. representatives to Gilead: Did your donation of free HIV prevention drug Truvada have strings attached?”, FiercePharma, June 27, 2019, available at https://www.fiercepharma.com/pharma/us-reps-to-gilead-did-your-donation-free-hiv-prevention-drug-truvada-have-strings-attached; https://www.marketwatch.com/press-release/ahf-calls-on-gilead-to-set-up-10-billion-fund-for-victims-harmed-by-its-tdf-based-drugs-2019-07-17

v Filing on Form 10-K filed on Feb. 25, 2020, at 77-78.

vi Id.

vii See Ed Silverman, “Activists seek to block a Gilead patent extension on a lucrative HIV drug”, Pharmalot, December 6, 2019, available at https://www.statnews.com/pharmalot/2019/12/06/gilead-hiv-patents-aids/; “US: Gilead hit with antitrust suit over price-fixing HIV drugs”, Competition Policy International (excerpted from Life Sciences Intellectual Property Review) both dated January 16, 2020, available at https://www.competitionpolicyinternational.com/us-gilead-hit-with-antitrust-suit-over-price-fixing-hiv-drugs/; and Eric Sagonowsky, “Gilead loses again in PrEP patent fight with HHS, sending dispute to federal court”, FiercePharma, February 21, 2020, available at https://www.fiercepharma.com/pharma/gilead-loses-another-prep-patent-challenge-against-hhs-sending-dispute-to-federal-court.

viii See Mengqi Sun, “More U.S. Companies Separating Chief Executive and Chairman Roles” Wall Street Journal, available at https://www.wsj.com/articles/more-u-s-companies-separating-chief-executive-and-chairman-roles-11548288502

ixSee “2019 U.S. Spencer Stuart Board Index”, at 8-9 (https://www.spencerstuart.com/-/media/2019/ssbi-2019/us_board_index_2019.pdf).

x Id., at 48-49.

xi See http://www.insurance.ca.gov/diversity/41-ISDGBD/GBDExternal/upload/pwc-2019-annual-corporate-directors-survey-full-report-2.pdf.

xii Joseph Mandate and William Devine, “Why the CEO Shouldn’t Also be the Board Chair,” Harvard Business Review, Mar. 4, 2020, available at https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

xiii See the 2016 and 2019 “Annual Corporate Governance Reviews” published by Georgeson, available at https://www.georgeson.com/us/Documents/acgr/acgr2016.pdf (at 23) and https://www.georgeson.com/us/news-insights/annual-corporate-governance-review (at 14).